                                                      Filed by: AGCO Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                    Subject Company: Ag-Chem Equipment Co., Inc.
                                                   Commission File No: 000-25360


AGCO Corporation has issued the following press release:



[LOGO]   AGCO Corporation
         4205 River Green Parkway   Duluth, GA USA 30096-2568
         -----------------------------------------------------------------------
         Telephone 770/813-9200


FOR IMMEDIATE RELEASE
Tuesday, February 13, 2001

CONTACT: Andy Beck                       or   Lorna Robinson
         Vice President and Controller        Manager, Corporate Communications
         (770) 813-6083                       (770) 813-6111

                 AGCO REPORTS FOURTH QUARTER AND ANNUAL RESULTS;
               MARGIN IMPROVEMENT PRODUCES STRONG EARNINGS GROWTH;
                    FURTHER EARNINGS GROWTH EXPECTED IN 2001
                 ----------------------------------------------

         DULUTH, GA - February 13 - AGCO Corporation (NYSE: AG) a worldwide designer, manufacturer and distributor of agricultural equipment, today reported a significant improvement in its fourth quarter and annual earnings. Fourth quarter net income, excluding restructuring expenses, was $0.15 per share versus a loss of $0.20 per share in 1999. Annual net income, excluding restructuring expenses, improved to $0.28 per share in 2000 compared to $0.07 per share in 1999.

         QUARTERLY RESULTS

         For the fourth quarter ended December 31, 2000, the Company reported net sales of $639.4 million and net income, excluding restructuring expenses, of $9.1 million, or $0.15 per share. In addition, the Company recorded restructuring and other infrequent expenses of $2.4 million, or $0.02 per share, in the fourth quarter primarily related to the Company's North American facility rationalizations. Including the restructuring expenses, the Company reported net income of $7.7 million, or $0.13 per share. For the fourth quarter of 1999, AGCO reported net sales of $602.8 million and a net loss, excluding restructuring expenses, of $11.9 million, or $0.20 per share. Including restructuring expenses of $24.5 million in 1999, the Company reported a fourth quarter net loss of $27.3 million, or $0.46 per share.

         AGCO's profit improvement in the fourth quarter was primarily the result of its cost reduction initiatives including the rationalization of manufacturing facilities. The fourth quarter results also benefited from higher sales volumes and lower sales incentives compared to 1999. AGCO achieved higher earnings despite the impact of foreign currency translation which continued to negatively impact net sales and net income in the fourth quarter.

         "We are pleased with our fourth quarter results," stated John M. Shumejda, AGCO's President and Chief Executive Officer. "In particular, we were able to demonstrate significant gross margin and earnings improvements in challenging market conditions. Our focus on cost reduction and margin expansion through manufacturing facility rationalization, product resourcing, and material cost reductions allowed AGCO to improve earnings despite weakening European currencies and continued softness in the European market."


                                  - continued -

         ANNUAL RESULTS

         For the twelve months ended December 31, 2000, net sales were $2.3 billion and net income, excluding restructuring expenses, was $16.6 million, or $0.28 per share. These results included an expense of $8.0 million, or $0.08 per share, associated with the accounts receivable securitization transaction completed by the Company in January 2000. Including restructuring expenses of $21.9 million, the Company reported net income of $3.5 million, or $0.06 per share. For the full year 1999, net sales were $2.4 billion and net income, excluding restructuring expenses, was $3.9 million, or $0.07 per share. Including restructuring expenses of $24.5 million, the Company incurred a net loss in 1999 of $11.5 million, or $0.20 per share.

         Compared to 1999, net sales in 2000 were negatively impacted by approximately $181 million as a result of the foreign currency translation effect of the weakening Euro and British pound in relation to the dollar. In addition, full year net income was impacted by currency translation. Excluding impact of currency translation and the accounts receivable securitization, net income per share in 2000 improved by approximately $0.45 per share over 1999. This improvement is largely the result of cost of sales reductions achieved through facility rationalizations and other initiatives.

         FOCUS ON COST REDUCTION

         AGCO continues to concentrate on manufacturing and purchasing initiatives to further improve operating margins. The Company is currently targeting an additional $75 million in cost savings to be realized over the next 2 to 3 years. These cost savings are expected to result from facility rationalization, component and product resourcing and redesign, material cost reduction, and manufacturing process improvements.

         "The consolidation of North American production into the Hesston plant continues to be on schedule, stated Mr. Shumejda. "With the addition of combine, planter and implement production, Hesston manufacturing volume will be significantly higher in 2001 which will improve asset utilization and productivity and result in further cost savings in 2001. Our cost reduction targets are designed to allow AGCO to deliver earnings growth in 2001 and beyond with no significant changes in industry demand."

         The closure of three North American manufacturing facilities and consolidation of production into Hesston and other existing AGCO facilities is expected to generate cost savings between $20-$25 million on an annual basis beginning in 2001, with approximately half of these savings achieved in 2000. The Company recorded restructuring and other infrequent expenses in 2000 of $21.9 million primarily related to the facility closures and expects to incur additional restructuring expense of $3 million in 2001.

         REGIONAL MARKET RESULTS

         North America - Industry retail unit sales of tractors in the fourth quarter increased approximately 3% over the prior year with increases in the compact and utility tractor segments offsetting declines in the high horsepower segment. For the full year, industry retail unit sales of tractors increased approximately 8% over the prior year with a strong increase in the compact


                                  - continued -
segment and a moderate increase in the utility tractor segment. Industry retail unit sales of combines were flat in the fourth quarter compared to 1999 and increased approximately 5% for the full year. For both the quarter and full year of 2000, AGCO's retail unit sales of tractors and combines decreased compared to 1999.

          "Industry fundamentals, including commodity prices, have remained unchanged which led to the relatively flat industry in 2000," stated Mr. Shumejda. "Although, the competitive pricing environment in North America negatively influenced our sales results, we met our main objective of achieving margin improvement over 1999."

         In 2000, the Company introduced the FENDT tractor line into the North America market. "Our strong performance in the first year provides an excellent base to grow this business in 2001," stated Mr. Shumejda. "In addition, we will introduce significant upgrades to many of our tractor lines in 2001, which should also positively affect our results."

         Western Europe - Industry retail unit sales of tractors in Western Europe for the fourth quarter declined approximately 6% compared to 1999 and declined approximately 8% for the full year. The reduction was experienced in all significant Western European markets. AGCO's retail unit sales for the quarter and full year also declined when compared to the prior year periods.

         "The Western European market maintained a steady decline throughout 2000," stated Mr. Shumejda. "Concerns regarding Common Agricultural Policy reform and BSE in France and Germany may continue to create downward pressure on industry demand in 2001. However, the introduction of our new vineyard tractor line and improved features to our Massey Ferguson 6200 and 8200 tractors and FENDT 300 series tractors should have a positive effect on our performance in 2001."

         South America - South American industry retail unit sales of tractors during the fourth quarter increased approximately 28% compared to 1999 and increased approximately 16% for the full year. The Brazilian market increased significantly in 2000 and was partially offset by declines in Argentina and the other South American markets. AGCO's South American retail sales increased significantly during the fourth quarter and full year compared to 1999.

         "The Brazilian market had an extremely strong fourth quarter due to the continued full availability of the Brazilian government subsidized retail financing program, FINAME," stated Mr. Shumejda. "AGCO was able to capitalize on this high demand due to our leadership position in Brazil. The Argentine market remains significantly depressed due to economic uncertainty and tightening credit. However, strong overall demand in South America together with our successful cost reduction initiatives greatly improved our profitability in the region in 2000."

         Rest of World Markets - Outside of North America, Western Europe and South America, AGCO's net sales for the fourth quarter and the full year of 2000 increased over the prior year particularly in the Middle East and Asia/Pacific markets.


                                  - continued -

         OUTLOOK

         No meaningful changes in industry fundamentals including commodity prices are expected in 2001. As a result, the Company expects industry retail demand in 2001 to be flat in the major markets of the world with the exception of Western Europe. Due to farm consolidation, CAP reform, and BSE concerns in France and Germany, industry demand in Western Europe is expected to be 5% lower than 2000.

         "AGCO is well positioned to improve its performance in 2001," stated Mr. Shumejda. "Based on our industry outlook, upgraded product offerings, cost reduction initiatives and continued focus on improving profitability, we expect our net income per share, excluding restructuring expenses, to more than double in 2001. In addition, we will continue to focus our efforts on cash flow generation to improve our working capital utilization and leverage in the coming year."

         AG-CHEM ACQUISITION

         In November 2000, AGCO announced it had agreed to acquire Ag-Chem Equipment Company (NASDAQ: AGCH), a leading manufacturer and distributor of self-propelled fertilizer and chemical sprayers for pre-emergent and post-emergent applications. Ag-Chem is also the leading provider of unique, site-specific technology for farm management known as SOILTEQ. Ag-Chem had fiscal 2000 net sales of $299 million. The transaction will provide Ag-Chem shareholders with a combination of cash and AGCO stock valued at $25.80 per Ag-Chem common share. The transaction is subject to approval from the Ag-Chem shareholders and is expected to close within the next 60 days. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on February 11, 2001. "We remain extremely positive about the significant opportunities the acquisition will provide to AGCO," stated Mr. Shumejda. "AGCO will greatly expand its market presence in a growing segment of the industry with superior products. In addition, we are confident there are considerable opportunities for growth by leveraging AGCO's worldwide distribution strength and for cost synergies between the organizations."

         DIVIDENDS DECLARED

         The Company announced that its Board of Directors approved a quarterly dividend on the Company's common stock of $.01 per share. The dividend is payable March 1, 2001 to holders of record on February 15, 2001.

SAFE HARBOR STATEMENT

Statements which are not historical facts, including cost reduction projections, production volume forecasts and industry demand outlook, are forward looking and subject to risks which could cause actual results to differ materially from those suggested by the statements. Although the Company believes that the statements it has made are based on reasonable assumptions, they are based on current information and beliefs and, accordingly, the Company can give no assurance that its statements will be achieved. The Company bases its outlook on key operating, economic and agricultural data which are subject to change including, but not limited to: farm cash income, worldwide demand for agricultural products, commodity prices, grain stock levels, weather, crop production, farmer debt levels, existing government programs and farm-related


                                  - continued -
legislation. Additionally, the Company's financial results are sensitive to movement in interest rates and foreign currencies, as well as general economic conditions, pricing and product actions taken by competitors, the success of its facility rationalization process, production disruptions and changes in environmental, international trade and other laws which impact the way in which it conducts its business. Further information concerning factors that could significantly affect the Company's results is included in the Company's filings with the Securities and Exchange Commission. The Company disclaims any responsibility to update any forward looking statements.

                                    * * * * *

         AGCO Corporation, headquartered in Duluth, Georgia, is a global designer, manufacturer and distributor of agricultural equipment and related replacement parts. AGCO products are distributed in 140 countries. AGCO offers a full product line including tractors, combines, hay tools, sprayers, forage equipment and implements through more than 8,200 independent dealers and distributors around the world. AGCO's products are distributed under the brand names AGCO(R)Allis, AGCOSTAR(R), Farmhand(R), FENDT(TM), Fieldstar(R), GLEANER(R), Glencoe(R), Hesston(R), Massey Ferguson(R), New Idea(R), Tye(R), Spra-Coupe(R), White, White Planter and Willmar(R). AGCO provides retail financing through AGCO Finance in North America and through Agricredit in the United Kingdom, France, Germany, Spain and Brazil. In 2000, AGCO had sales of $2.3 billion.

                                    # # # # #

Please visit our website at www.agcocorp.com.

                        AGCO CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                        (IN MILLIONS, EXCEPT SHARE DATA)

                                                           DECEMBER 31,       DECEMBER 31,
                                                               2000               1999
                                                           ------------       ------------
                                                            (UNAUDITED)
ASSETS
Current Assets:
      Cash and cash equivalents ..........................   $   13.3           $   19.6
      Accounts and notes receivable, net .................      602.9              758.2
      Inventories, net ...................................      531.1              561.1
      Other current assets ...............................       93.0               77.2
                                                             --------           --------
         Total current assets ............................    1,240.3            1,416.1
Property, plant and equipment, net .......................      316.2              310.8
Investment in affiliates .................................       85.3               93.6
Other assets .............................................      176.0              140.1
Intangible assets, net ...................................      286.4              312.6
                                                             --------           --------
         Total assets ....................................   $2,104.2           $2,273.2
                                                             ========           ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
      Accounts payable ...................................   $  244.4           $  244.2
      Accrued expenses ...................................      387.2              408.2
      Other current liabilities ..........................       34.4               29.8
                                                             --------           --------
         Total current liabilities .......................      666.0              682.2
Long-term debt ...........................................      570.2              691.7
Postretirement health care benefits ......................       27.5               25.4
Other noncurrent liabilities .............................       50.6               44.8
                                                             --------           --------
         Total liabilities ...............................    1,314.3            1,444.1
                                                             --------           --------

Stockholders' Equity:
      Common stock: ......................................        0.6                0.6
      Additional paid-in capital .........................      427.1              427.7
      Retained earnings ..................................      622.9              621.9
      Unearned compensation ..............................       (1.4)              (5.1)
      Accumulated other comprehensive income .............     (259.3)            (216.0)
                                                             --------           --------
         Total stockholders' equity ......................      789.9              829.1
                                                             --------           --------
         Total liabilities and stockholders' equity ......   $2,104.2           $2,273.2
                                                             ========           ========

     See accompanying notes to condensed consolidated financial statements.

                        AGCO CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               (UNAUDITED AND IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                    THREE MONTHS ENDED DECEMBER 31,
                                                                    -------------------------------
                                                                      2000                   1999
                                                                    --------               --------
Net sales .......................................................   $  639.4               $  602.8
Cost of goods sold ..............................................      535.2                  533.7
                                                                    --------               --------
     Gross profit ...............................................      104.2                   69.1

Selling, general and administrative expenses ....................       57.5                   60.3
Engineering expenses ............................................       11.9                   10.5
Restructuring and other infrequent expenses .....................        2.4                   24.5
Amortization of intangibles .....................................        3.9                    3.7
                                                                    --------               --------
     Income (loss) from operations ..............................       28.5                  (29.9)

Interest expense, net ...........................................       12.3                   12.6
Other expense, net ..............................................        6.3                    3.3
                                                                    --------               --------

Income (loss) before income taxes and equity in net earnings
    of affiliates ...............................................        9.9                  (45.8)

Income tax expense (benefit) ....................................        3.9                  (16.0)
                                                                    --------               --------

Income (loss) before equity in net earnings of affiliates .......        6.0                  (29.8)

Equity in net earnings of affiliates ............................        1.7                    2.5
                                                                    --------               --------

Net income (loss) ...............................................   $    7.7               $  (27.3)
                                                                    ========               ========

Net income (loss) per common share:
     Basic ......................................................   $   0.13               $  (0.46)
                                                                    ========               ========
     Diluted ....................................................   $   0.13               $  (0.46)
                                                                    ========               ========

Weighted average number of common and common
      equivalent shares outstanding:
     Basic ......................................................       59.3                   58.9
                                                                    ========               ========
     Diluted ....................................................       59.7                   58.9
                                                                    ========               ========

Dividends declared per common share .............................   $   0.01               $   0.01
                                                                    ========               ========

     See accompanying notes to condensed consolidated financial statements.

                        AGCO CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                           TWELVE MONTHS ENDED
                                                                                               DECEMBER 31,
                                                                                     ------------------------------
                                                                                        2000                1999
                                                                                     ----------          ----------
                                                                                     (UNAUDITED)

Net sales .................................................................          $  2,336.1          $  2,436.4
Cost of goods sold ........................................................             1,959.5             2,078.7
                                                                                     ----------          ----------
     Gross profit .........................................................               376.6               357.7

Selling, general and administrative expenses ..............................               228.2               233.2
Engineering expenses ......................................................                45.6                44.6
Restructuring and other infrequent expenses ...............................                21.9                24.5
Amortization of intangibles ...............................................                15.1                14.8
                                                                                     ----------          ----------
     Income from operations ...............................................                65.8                40.6

Interest expense, net .....................................................                46.6                57.6
Other expense, net ........................................................                33.1                15.2
                                                                                     ----------          ----------

 Loss before income taxes and equity in net earnings
    of affiliates .........................................................               (13.9)              (32.2)

Income tax benefit ........................................................                (7.6)              (10.2)
                                                                                     ----------          ----------

 Loss before equity in net earnings of affiliates .........................                (6.3)              (22.0)

Equity in net earnings of affiliates ......................................                 9.8                10.5
                                                                                     ----------          ----------

Net income (loss) .........................................................          $      3.5          $    (11.5)
                                                                                     ==========          ==========

Net income (loss) per common share:
     Basic ................................................................          $     0.06          $    (0.20)
                                                                                     ==========          ==========
     Diluted ..............................................................          $     0.06          $    (0.20)
                                                                                     ==========          ==========

Weighted average number of common and common
      equivalent shares outstanding:
     Basic ................................................................                59.2                58.7
                                                                                     ==========          ==========
     Diluted ..............................................................                59.7                58.7
                                                                                     ==========          ==========

Dividends declared per common share .......................................          $     0.04          $     0.04
                                                                                     ==========          ==========

     See accompanying notes to condensed consolidated financial statements.

                        AGCO CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (IN MILLIONS)

                                                                                         TWELVE MONTHS ENDED
                                                                                             DECEMBER 31,
                                                                                     ----------------------------
                                                                                       2000                1999
                                                                                     --------            --------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
      Net income (loss) ......................................................       $    3.5            $  (11.5)
                                                                                     --------            --------
      Adjustments to reconcile net income (loss) to net cash provided by operating activities:
          Depreciation and amortization ......................................           51.6                55.8
          Amortization of intangibles ........................................           15.1                14.8
          Amortization of unearned compensation ..............................            3.0                 6.2
          Equity in net earnings of affiliates,
             net of cash received ............................................           (0.1)                2.4
          Deferred income tax benefit ........................................          (37.6)              (47.2)
          Loss on write-down of property, plant and equipment ................            3.1                14.9
          Changes in operating assets and liabilities, net of effects from purchase/sale of businesses:
             Accounts and notes receivable, net ..............................          127.8               194.3
             Inventories, net ................................................           23.7                72.1
             Other current and noncurrent assets .............................          (11.7)              (20.3)
             Accounts payable ................................................           (0.6)              (38.5)
             Accrued expenses ................................................           (7.8)               (3.5)
             Other current and noncurrent liabilities ........................            4.4                (5.8)
                                                                                     --------            --------
               Total adjustments .............................................          170.9               245.2
                                                                                     --------            --------
               Net cash provided by operating activities .....................          174.4               233.7
                                                                                     --------            --------
Cash flows from investing activities:
          Purchase of property, plant and equipment ..........................          (57.7)              (44.2)
          Sale (purchase) of business, net ...................................          (10.0)                6.0
          Proceeds from sale/leaseback of property ...........................             --                18.7
          Investment in unconsolidated affiliates ............................           (2.0)               (1.1)
                                                                                     --------            --------
               Net cash used for investing activities ........................          (69.7)              (20.6)
                                                                                     --------            --------
Cash flows from financing activities:
          Repayments of long-term debt, net ..................................         (107.6)             (204.7)
          Issuance of common stock ...........................................            0.3                  --
          Dividends paid on common stock .....................................           (2.4)               (2.4)
                                                                                     --------            --------
               Net cash used for financing activities ........................         (109.7)             (207.1)
                                                                                     --------            --------
          Effect of exchange rate changes on cash and cash equivalents .......           (1.3)               (2.3)
                                                                                     --------            --------
          Increase (decrease) in cash and cash equivalents ...................           (6.3)                3.7
          Cash and cash equivalents, beginning of period .....................           19.6                15.9
                                                                                     --------            --------
          Cash and cash equivalents, end of period ...........................       $   13.3            $   19.6
                                                                                     ========            ========

     See accompanying notes to condensed consolidated financial statements.

                        AGCO CORPORATION AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.       BASIS OF PRESENTATION

         The condensed consolidated financial statements of AGCO Corporation and subsidiaries (the "Company" or "AGCO") included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly the Company's financial position, results of operations and cash flows at the dates and for the periods presented. These condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999. Interim results of operations are not necessarily indicative of results to be expected for the fiscal year. Certain prior period amounts in the Condensed Consolidated Statements of Operations have been reclassified to conform with the current period presentation. These reclassifications include the reclassification of shipping and handling fees and costs in accordance with Emerging Issues Task Force No. 00-10.

2.       ACQUISITION

         In May 2000, the Company acquired from CNH Global N.V. ("CNH") its 50% share in Hay and Forage Industries ("HFI") for $10 million. This agreement terminated a joint venture agreement in which CNH and AGCO each owned 50% interests in HFI, thereby providing AGCO with sole ownership of the facility. HFI, located in Hesston, Kansas, develops and manufactures hay and forage equipment and implements which AGCO sells under various brand names. As a result of the acquisition, the financial statements of HFI have been consolidated into the Company's condensed consolidated financial statements since the acquisition date.

3.       RESTRUCTURING AND OTHER INFREQUENT EXPENSES

         In the second quarter of 2000, the Company announced its plan to permanently close its combine manufacturing facility in Independence, Missouri and relocate existing production to the Company's Hesston, Kansas manufacturing facility. The closing of the Independence facility is expected to be completed by the end of 2000. In the fourth quarter of 1999, the Company announced its plan to close its Coldwater, Ohio; Lockney, Texas; and Noetinger, Argentina manufacturing facilities. The majority of production in these facilities has been relocated to existing Company facilities or outsourced to third parties. The Coldwater, Ohio facility was permanently closed in 1999 and the Lockney, Texas and Noetinger, Argentina facilities were closed in 2000.

         In connection with these facility closures, the Company recorded restructuring and other infrequent expenses of $24.5 million in the fourth quarter of 1999 and $24.9 million for the twelve months ended December 31, 2000. The components of the restructuring and other infrequent expenses are summarized in the following table (in millions):

                                                                                      Reserve Balance
                                              1999           2000        Expenses     at December 31,
                                            Expense        Expense       Incurred          2000
                                           -------        -------       --------      ---------------
Employee severance ....................      $ 1.9          $ 5.9          $ 6.9          $ 0.9
Facility closure costs ................        7.7            6.4            9.2            4.9
Write-down of property plant
   and equipment, net of recoveries ...       14.9            1.3           16.2             --
Production transition costs ...........         --           11.3           11.3             --
                                             -----          -----          -----          -----
                                             $24.5          $24.9          $43.6          $ 5.8
                                             =====          =====          =====          =====

         The severance costs relate to the termination of approximately 1,050 employees of which substantially all employees had been terminated as of December 31, 2000. The facility closure costs include employee costs and other exit costs to be incurred after operations cease in addition to noncancelable operating lease obligations. The production transition costs include costs to relocate and integrate production into other existing AGCO facilities. In the fourth quarter of 2000, the Company reversed $3.0 million of restructuring and other infrequent expenses related to reserves established in 1997. As of December 31, 2000, all expenses had been incurred related to the 1997 charges.

4.       LONG-TERM DEBT

         Long-term debt consisted of the following at December 31, 2000 and 1999 (in millions):


                                                      December 31,     December 31,
                                                          2000             1999
                                                      ------------     ------------
         Revolving credit facility .............        $  314.2         $  431.4
         Senior subordinated notes .............           248.6            248.5
         Other long-term debt ..................             7.4             11.8
                                                        --------         --------
                                                        $  570.2         $  691.7
                                                        ========         ========

         In January 2000, the Company entered into a $250 million asset backed securitization facility whereby certain U.S. wholesale accounts receivable are sold through a wholly-owned special purpose subsidiary to a third party (the "Securitization Facility"). Funding under the Securitization Facility is provided on a revolving basis and is dependent upon the level of U.S. dealer wholesale receivables eligible to be sold under the facility. The Company initially funded $200 million under the Securitization Facility, which was used to reduce outstanding borrowings under the Company's revolving credit facility. The $1.0 billion lending commitment under the revolving credit facility was permanently reduced by the $200 million initial proceeds received from the Securitization Facility and will be further reduced by any additional funding received under the Securitization Facility. In conjunction with the closing of the securitization transaction, the Company recorded an initial one-time loss in the first quarter of 2000 on the sale of the receivables of approximately $8 million, or $0.08 per share. The initial loss represents $7.1 million for the difference between the current and future value of the receivables sold and related transaction expenses and $0.9 million for the write-off of certain unamortized debt issuance costs due to the reduction in the lending commitment of the revolving credit facility. Losses on sales of receivables in connection with the Securitization Facility were $3.8 million and $20.3 million for the three and twelve months ended December 31, 2000 and are included as components of other expense, net. The loss of $20.3 million includes $7.1 million of the one-time loss of $8.0 million recorded in conjunction with the initial closing and funding of the Securitization Facility as discussed above and $13.2 million related to subsequent sales of receivables provided on a revolving basis under the Securitization Facility.

5.       INVENTORIES

         Inventories are valued at the lower of cost or market using the first-in, first-out method. Market is net realizable value for finished goods and repair and replacement parts. For work in process, production parts and raw materials, market is replacement cost.

         Inventory balances at December 31, 2000 and 1999 were as follows (in millions):

                                                                        December 31,     December 31,
                                                                            2000             1999
                                                                        ------------     ------------
         Finished goods ..........................................         $233.0           $248.4
         Repair and replacement parts ............................          222.2            229.3
         Work in process, production parts and raw materials .....          143.6            154.6
                                                                           ------           ------
                Gross inventories ................................          598.8            632.3
         Allowance for surplus and obsolete inventories ..........          (67.7)           (71.2)
                                                                           ------           ------
                Inventories, net .................................         $531.1           $561.1
                                                                           ======           ======

6.       SEGMENT REPORTING

         The Company has four geographic reportable segments: North America; South America; Europe/Africa/Middle East; and Asia/Pacific. Each segment distributes a full range of agricultural equipment and related replacement parts. The Company evaluates segment performance primarily based on income from operations. Sales for each segment are based on the location of the third-party customer. All intercompany transactions between the segments have been eliminated. The Company's selling, general and administrative expenses and engineering expenses are charged to each segment based on the region where the expenses are incurred. As a result, the components of operating income for one segment may not be comparable to another segment. Segment results for the three and twelve months ended December 31, 2000 and 1999 are as follows (in millions):


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

                                           North            South         Europe/Africa/
                                          America          America         Middle East      Asia/Pacific     Consolidated
                                          -------          -------        --------------    ------------     ------------
Three months ended December 31:

2000
Net sales                                 $ 196.9          $  65.7          $  355.1          $   21.7         $  639.4
Income (loss) from operations                (0.7)             3.4              27.9               4.8             35.4

1999
Net sales                                 $ 150.4          $  41.6          $  382.7          $   28.1         $  602.8
Income (loss) from operations               (19.1)            (7.1)             21.6               4.6              0.0

Twelve months ended December 31:

2000
Net sales                                 $ 684.9          $ 235.6          $1,317.2          $   98.4         $2,336.1
Income (loss) from operations               (15.3)             4.3             101.4              16.2            106.6

1999
Net sales                                 $ 633.2          $ 198.6          $1,508.3          $   96.3         $2,436.4
Income (loss) from operations               (25.3)           (14.1)            114.2              13.6             88.4

         A reconciliation from the segment information to the consolidated balances for income (loss) from operations is set forth below (in millions):

                                                                   Three Months Ended                  Twelve Months Ended
                                                                      December 31,                        December 31,
                                                               --------------------------          --------------------------
                                                                 2000              1999              2000              1999
                                                               --------          --------          --------          --------
Segment income from operations ......................          $   35.4          $    0.0          $  106.6          $   88.4
Restricted stock compensation expense ...............              (0.6)             (1.7)             (3.8)             (8.5)
Restructuring and other infrequent expenses .........              (2.4)            (24.5)            (21.9)            (24.5)
Amortization of intangibles .........................              (3.9)             (3.7)            (15.1)            (14.8)
                                                               --------          --------          --------          --------
Consolidated income (loss) from operations ..........          $   28.5          $  (29.9)         $   65.8          $   40.6
                                                               ========          ========          ========          ========

AGCO Corporation has filed a registration statement, which contains a proxy statement of Ag-Chem Equipment Co., Inc., and other documents, with the Securities and Exchange Commission (SEC). Investors and stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC. Investors and stockholders are able to receive the proxy statement/prospectus and other documents filed by AGCO and Ag-Chem free of charge at the SEC's web site, www.sec.gov, or from AGCO Investor Relations at 4205 River Green Parkway, Duluth, Georgia 30096-2568, Attention: Andy Beck. AGCO and Ag-Chem and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Ag-Chem in connection with the merger. Information concerning the identity of the participants in the solicitation of proxies by the AGCO and Ag-Chem boards of directors and executive officers and their direct or indirect interest, by security holdings or otherwise, may be obtained from the filings by AGCO and Ag-Chem with the SEC, including the Form 8-K to be filed on approximately November 21, 2000 filed by Ag-Chem in connection with the announcement of the merger agreement. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.


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